EXHIBIT 99.01

                                                           Company's Form 8-K
                                                           July 28, 1992

                                                           Page 2



               In June 1992, a purported class action was filed in the Circuit Court of the Second Judicial Circuit in and for Leon
          County, Florida, against a number of defendants, including American Health and Life Insurance Company, a subsidiary of the Registrant. The complaint seeks declaratory relief that defendants remain liable to the class members for the performance of obligations under certain annuity policies which were originally issued or assumed by one of the defendants and were subsequently transferred to Guarantee Security Life Insurance Company, a company that is now insolvent. The Registrant intends to contest the allegations.